Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424
(616) 820-1444

May 10, 2010

VIA EDGAR

Securities and Exchange Commission
   Attention: Mr. Gregory Dundas
                    Mr. Eric Envall
100 F Street, N.E.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Registration Statement on Form S-3 File No. 333-165820 Filed March 31, 2010 Request for Acceleration of Effective Date

Ladies and Gentlemen:

          On March 31, 2010, Macatawa Bank Corporation ("Macatawa") filed its Registration Statement on Form S-3 (File No. 333-165820) (the "Form S-3") with the Securities and Exchange Commission. Macatawa respectfully requests that the Commission declare the S-3 effective on May 12, 2010, at 4:30 p.m., Washington D.C. time, or as soon thereafter as possible.

          Macatawa acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Macatawa from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.	Macatawa may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

10753 Macatawa Drive, Holland, Michigan 49424     •     PO Box 3119, Holland, Michigan 49422-3119
Phone 616.820.1444     •     Fax 616.494.7644

MACATAWA BANK CORPORATION

By	/s/ Jon W. Swets
Jon W. Swets Chief Financial Officer